  Exhibit 99.1

Hudson Provides Trading Update
For the Third Quarter and Nine Months Ended September 30, 2020

East Rutherford, NJ – November 3, 2020 – Hudson (NYSE: HUD), a North American travel experience leader with more than 1,000 stores in airports, commuter hubs, landmarks and tourist destinations, today provided a trading update for the third quarter and nine months ended September 30, 2020.

Hudson reported improved sales trends in the third quarter of 2020 relative to the year-over-year sales performance in the second quarter of 2020. Turnover for the three months ended September 30, 2020 decreased from the prior year period by 74.1% to $135.4 million, while net sales declined by 74.4% to $130.9 million. Duty Paid sales have recovered more rapidly than Duty Free sales, due to the limited number of international flights and the continued closure of the U.S./Canada border.

Turnover for the nine months ended September 30, 2020 decreased by 63.6% from the prior year period to $538.6 million, while net sales declined by 63.9% to $521.5 million.

After having temporarily closed over 700 of its approximately 1,000 stores at the height of the pandemic, Hudson has continued to gradually reopen stores and welcome back a number of furloughed team members in alignment with the resumption of air and other travel. Working in close partnership with airports and other landlords to best serve the needs of both travelers and essential airport/commuter hub workers, Hudson has reopened over 300 stores as of October 31, 2020.

While strategically reopening stores as passengers return and when financially prudent to do so, Hudson has continued to focus on cost savings initiatives and rent waivers and deferrals, resulting in significantly reduced cash usage as the year has progressed, with cash usage decreasing from $92.4 million in the first quarter - to $21.1 million in the second quarter - and $14.3 million in the third quarter of 2020.

COVID-19-related concerns, event cancellations and business and government-imposed restrictions led to a reduction in passenger travel beginning in the first quarter of 2020. However, North American passenger volumes have increased significantly since April and the year-over-year volume trends have improved consecutively each month from May through October. U.S. airport passenger levels were down approximately 65% year-over-year in the month of October, compared to 95% down at the height of the COVID-19 pandemic in April 2020, highlighting the resiliency of the travel industry and the initial restoration of passenger confidence, which is driving the continued rebound of Hudson’s business.

The Company has also had the opportunity to open up new stores across its footprint in the first nine months of 2020, signaling Hudson’s continued execution of its business strategy. This includes four stores at Salt Lake City International Airport; two New York branded travel convenience stores at the new Arrivals and Departures Hall in LaGuardia Airport Terminal B; and a locally-inspired travel convenience concept at Nashville International Airport. Additionally, Hudson has rolled out vending machines that provide 24/7 access to health and safety supplies, introduced Sunglass Hut shop-in-shops in a number of its travel convenience stores, and expanded self-checkout capabilities to minimize contact and speed up checkout.

Roger Fordyce, CEO of Hudson, stated, “While the past seven months have been challenging, we’re continuing to position the Company for a strong recovery both in the immediate and long-term by minimizing our cash spend, optimizing our operational efficiency, advancing our digital initiatives, and above all, prioritizing the health and safety of our teams and customers. The progressive improvement in our business is due in large part to the support of our team members, customers, business partners and landlords, for whom we are extremely grateful. As the recovery continues, we are eager to welcome customers back to our stores as we remain committed to being the Traveler’s Best Friend in the months and years to come.”

Dufry Re-Integration
On August 19, 2020, Hudson announced that it had entered into a definitive agreement with Dufry AG Group (“Dufry”), its controlling shareholder with 57.4% ownership of the Company, pursuant to which Dufry would acquire all of the equity interests in Hudson that it does not already own for $7.70 in cash for each Hudson Class A share (the “Transaction”). Upon completion of the Transaction, Hudson will become an indirect wholly owned subsidiary of Dufry and will be delisted from the New York Stock Exchange.

Website Information
We routinely post important information for investors on the Investor Relations section of our website, investors.hudsongroup.com. We intend to use this website as a means of disclosing material information. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

About Hudson
Hudson, a Dufry Company, is a travel experience company turning the world of travel into a world of opportunity by being the Traveler’s Best Friend in more than 1,000 stores in airport, commuter hub, landmark, and tourist locations. Our team members care for travelers as friends at our travel convenience, specialty retail, duty free and food and beverage destinations. At the intersection of travel and retail, we partner with landlords and vendors, and take innovative, commercial approaches to deliver exceptional value. To learn more about how we can make your location a travel destination, please visit us at hudsongroup.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs, the effects of the novel coronavirus (COVID-19) on the demand for air and other travel, our supply chain, as well as the impact on our business, financial condition and results of operations and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward looking statements contained in this press release. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this press release, or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information—D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2019 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

For further information, please contact:

Investor/Media Contact
Cindi Buckwalter
VP of Investor Relations & Corporate Communications
investorrelations@hudsongroup.com
communications@hudsongroup.com